Via electronic mail

November 24, 2010

Ms. Alison White

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:	Integrity Life Insurance Company (“Integrity”)
Separate Account I of Integrity Life Insurance Company
File Numbers 333-166995 and 811-04844

National Integrity Life Insurance Company (“National Integrity”)
Separate Account I of National Integrity Life Insurance Company
File Numbers 333-167372 and 811-04846

Dear Ms. White:

In response to the request from you and Mr. Kotapish yesterday, November 23, 2010, we offer the following information.

Counsel Trust Company dba Mid Atlantic Trust Company (“MATC”) was formed in 2004 when Mid Atlantic Capital Group (“MACG”) entered into an agreement with Counsel Trust Company, a provider of trust services to high net worth individuals, to form an institutional division.  The original purpose of this institutional division was to service 401(k) plans for the SunGard Transaction Network, a division of SunGard. SunGard is one of the world’s leading software and technology services companies serving the needs of financial institutions, higher education entities, and the public sector.  The new institutional division started out with approximately 185 corporate retirement plans; by 2010, this had grown to more than 19,000 corporate retirement accounts on MATC’s books and records, with approximately $12 billion in assets.  Its clients include third party administrators, bank trust departments, insurance companies, and other financial intermediaries that service the retirement space.  In addition to SunGard, MATC clients include Paychex, Ascensus, Allen, Gibbs, & Houlik, L.C., Horace Mann, and Benefit Consultants Group.

MACG is the parent company of Mid Atlantic Capital Corporation (“MACC”), a registered broker-dealer, member FINRA/SIPC, Mid Atlantic Financial Management, an SEC-registered investment adviser, and Mid Atlantic Financial Platforms, Inc., an institutional services company.  MACG’s brokerage, trade processing and advisory businesses, including those of MATC, currently have approximately $18 billion under administration and process over 12 million transactions annually.  MACC is a member in good standing with the DTCC and is one of its leading processers of its NSCC FundServ unit.

Due to its sizable number of accounts and assets, MACG determined that it was advisable for MACG to have total control of operations, compliance, and market direction of trust services.  In 2009, MACG and Counsel Trust agreed to transfer the institutional division’s trust operations from Counsel Trust dba Mid Atlantic Trust Company to an entity wholly-owned by MACG.  MACG has established a state-chartered public trust company in South Dakota, with the “new” Mid Atlantic Trust Company to begin accepting custody of accounts on or about January 1, 2011.  Until then, Counsel Trust dba Mid Atlantic Trust Company will continue to act as trust custodian.  All accounts (including those for Integrity and National Integrity) are scheduled to be transferred to the MACG-owned Mid Atlantic Trust Company during 2011 with the full support of Counsel Trust Company.  All contracts between MATC and Integrity/National Integrity Life Insurance Companies anticipate this transition and will remain in effect.  Assets of Integrity and National will be in sub-custody with MACC’s long-standing clearing firm, National Financial Services, LLC, a Fidelity Investments affiliate.

For over 23 years, the Mid Atlantic group of companies has served the financial intermediary community and continues to grow by being a leader in providing leading edge technology, brokerage products, and other related services, which in turn help its clients maintain and grow their customer and asset base.

Sincerely,

Counsel — Securities
Western & Southern Financial Group, Inc.

Copy:     Michael Berenson, Esq. via electronic mail